Compass Minerals 9900 W. 109th Street, Suite 100 Overland Park, KS 66210 www.compassminerals.com 913-344-9200

VIA EDGAR

Mr. Brian McAllister and Mr. Craig Arakawa
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

November 16, 2018

RE:    Compass Minerals International, Inc.
Form 10-K for the fiscal year ended December 31, 2017
Filed February 27, 2018
File No. 001-31921

Dear Mr. McAllister and Mr. Arakawa:

Compass Minerals International, Inc., a Delaware corporation (the “Company,” “we,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated October 22, 2018, with respect to the Company’s financial statements and related disclosures in our Annual Report on Form 10‑K (“Form 10-K”) for the fiscal year ended December 31, 2017, filed February 27, 2018. Below is the Company’s response. For the convenience of the Staff, we have repeated the Staff’s comment before our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
7. Income taxes, page 65

1.
We note that in the third quarter of 2017, you released approximately $25 million of valuation allowance related to the Brazilian deferred tax assets you acquired in connection with your purchase of Produquímica. We also understand that you finalized your purchase price allocation as of September 30, 2017. Please tell us the facts and circumstances that led to the release of your valuation allowance and your consideration of ASC 805-740-45-2 in determining whether to record the change in valuation allowance to income tax expense or as an adjustment to goodwill during the measurement period.

Securities and Exchange Commission
Division of Corporation Finance

Response: To best respond to your comment, it is important to outline the Company’s rationale for the establishment of the valuation allowance on Produquímica’s deferred tax assets as of the October 3, 2016 acquisition date.

ASC 740-10-30-17 states that all available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. ASC 740-10-30-23 states that an entity shall use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence shall be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.

Factors that led to an establishment of a valuation allowance as of the acquisition date were:

•	Produquímica was in a three-year cumulative net loss position of $69.1 million Brazilian reais.

•	Produquímica had accumulated significant net operating losses (“NOLs”) indicating a history of losses.

•	NOLs in Brazil have an indefinite carryforward life but are limited to 30% utilization per year.

•	Brazil has no NOL carryback provisions in its tax law.

•	Produquímica had $0 taxable temporary differences at the time of acquisition.

•	Produquímica’s primary business is in the agricultural market which had experienced volatile pricing and levels of customer demand.

•	Produquímica was the Company’s first investment in Brazil and thus presented additional uncertainty.

Subsequent to the acquisition, Produquímica was able to repay or refinance high interest debt denominated in Brazilian reais and U.S. dollars. In connection with the refinancing of its U.S. dollar denominated debt, Produquímica entered into interest rate swaps. These transactions allowed Produquímica to lower interest expense and foreign exchange exposure. The agricultural market in Brazil also rebounded in 2017, which resulted in better operating results than the prior three years. As a result of these factors, Produquímica emerged from the three-year cumulative net loss position in the third quarter of 2017.

ASC 805-740-45-2 states that changes in valuation allowances for an acquired entity’s deferred tax assets shall be recognized with a corresponding adjustment to goodwill if the changes are within the measurement period and relate to facts and circumstances that existed at the acquisition date. All other changes shall be reported as a reduction or increase to income tax expense.

Securities and Exchange Commission
Division of Corporation Finance

Produquímica emerged from the three-year cumulative net loss position during the third quarter of 2017. Furthermore, Produquímica was forecasting future taxable income given 1) the rebound of the agriculture market in Brazil and 2) lower interest expense due to actions taken subsequent to the acquisition. As a result, Produquímica released the valuation allowance during the third quarter of 2017. The release of the valuation allowance resulted from new events and circumstances that were not known or in existence at the acquisition date. In accordance with ASC 805-740-45-2, the Company recorded a corresponding reduction to income tax expense.

If you have any questions or further comments, please contact me at (913) 344-9200.

* * * * * * * *

Sincerely,

/s/ James D. Standen

James D. Standen Chief Financial Officer and Principal Accounting Officer

cc: Francis J. Malecha